SEC File Number: 0-23340
                                                         CUSIP Number: 02364L109

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One):    [ ] Form 10-K      [ ] Form 20-F      [ ] Form 11-K
                [X] Form 10-Q      [ ] Form N-SAR     [ ] Form N-CSR

                      For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:



Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I -REGISTRANT INFORMATION

America Service Group Inc.
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Full Name of Registrant


N/A
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Former name if Applicable


105 Westpark Drive, Suite 200
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Address of Principal Executive Office (Street and Number)


Brentwood, Tennessee 37027
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City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, Form 11-K, Form N-SAR or Form
      [ ] N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject to distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the press release dated October 24, 2005 furnished to the Securities and Exchange Commission ("SEC") as an exhibit to a Form 8-K filed October 24, 2005, America Service Group Inc. (the "Company") announced that the Audit Committee of its Board of Directors was conducting an internal investigation into certain matters related to the Company's subsidiary, Secure Pharmacy Plus. The Audit Committee retained outside legal counsel who, in turn, engaged independent accountants to assist in the investigation.

Although the Company is currently unable to predict the ultimate outcome of the investigation, the Company does not expect to release its condensed consolidated financial statements for the quarter ended September 30, 2005 until the investigation is complete. As a result, the Company will not be able to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2005 ("Third Quarter 2005 10-Q") by the prescribed due date. The Company is currently unable to estimate the timing of the conclusion of the investigation and therefore when this filing will ultimately be made. Therefore, the Company did not represent in Part II of this form that it would be able to file its Third Quarter 2005 10-Q by the November 14, 2005 extension deadline.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael W. Taylor                   (615)                    373-3100
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      (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                   [X] Yes[ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Audit Committee's investigation is ongoing and, the Audit Committee and the Company have not yet determined whether the investigation is likely to result in a change to current earnings or a change to the Company's previously reported financial results. Therefore, the Company cannot determine if a significant change in the results of operations from the corresponding periods of the prior fiscal year will be reported or quantify the extent of such changes at this time.

Certain matters discussed in this Form 12b-25, including those relating to the nature and scope of the investigation, expectations as to the completion of the investigation and timing of the filing of the Third Quarter 2005 10-Q, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of additional actions and findings resulting from the continuing internal investigation.

There can be no assurance concerning the results of the internal investigation or the timing of the filing of the Third Quarter 2005 10-Q. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including those factors described in the press release attached as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on November 9, 2005.



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                           America Service Group Inc.
                   (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 9, 2005            By:      /s/ Michael W. Taylor
                                         --------------------------------------
                                              Michael W. Taylor
                                              Senior Vice President and Chief
                                              Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).